UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-37871

Gridsum Holding Inc.

(Exact name of registrant as specified in its charter)

South Wing, High Technology Building

No. 229 North 4th Ring Road

Haidian District, Beijing 100083

People’s Republic of China

Tel: (86-10) 8261-9988

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class B Ordinary Shares, par value US$0.001 per share

American Depositary Shares, each representing one Class B Ordinary Share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, Gridsum Holding Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	April 5, 2021	Gridsum Holding Inc.

		By:	/s/ Guosheng Qi
		Name:	Guosheng Qi
		Title:	Director and Chief Executive Officer